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EXHIBIT 99.16

                                     UNIVAR
                                  CORPORATION

                          REQUIRES IMMEDIATE RESPONSE

To:       Participants in the Uni$aver Tax Savings Investment Plan

From:     Drew MacAfee
          Vice President of Human Resources, Univar Corporation

Date:     June 14, 1996

Subject:  Cash Tender Offer for Univar Stock

As a participant in the Company's 401(k) Plan, called the Uni$aver Tax Savings Investment Plan, your Plan account regularly receives "employer matching contributions" that are invested for you in the Univar Stock Fund. Perhaps you invest a portion of your "employee contributions" in the same fund as well. In either case, your investment in the Univar Stock Fund is not represented by actual owner ship of Univar common stock. Instead, you own units of the Fund that holds Univar common stock (the "Shares"). The Fund also holds a small amount of cash and other short- term money market securities. And as a unitholder, you must now make a decision with regard to your interest in this Fund.

On June 3, Univar announced that we had entered into an agreement to merge with a subsidiary of Royal Pakhoed N.V., a Netherlands limited liability company.
As part of that agreement, Pakhoed has offered to buy all of Univar's Shares for $19.45 per share in a transaction called a tender offer (the "Tender Offer"). Conditional upon a tender of a minimum percentage of the outstanding Shares, Pakhoed is contractually obligated to follow the Tender Offer with a merger at $19.45 per share, which will permit Pakhoed to acquire all Shares that are not tendered.

Please note that Univar's Board of Directors has unanimously endorsed the Tender Offer and recommends that its shareholders accept the terms. The Board has also unanimously approved the follow-up merger.

Included in this package is an Offer to Purchase dated June 7, 1996, a Schedule 14D-9 Solicitation/ Recommendation Statement, a June 7, 1996 Letter from Univar's Chairman of the Board and CEO to Univar shareholders, and a Uni$aver Plan Response Card that you should use to direct the Uni$aver Plan's Trustee with regard to your interest attributable to Shares held in the Univar Stock Fund (collectively called the "Offer Documents"). You must choose one of two options: (1) Tender, or (2) Not Tender.

If you elect to direct the Trustee to tender your interest in the Univar Stock Fund, your units in the Fund will be moved into a temporary fund until the Tender Offer payment is received from Pakhoed by the Trustee. Also, that temporary fund will be "frozen," and you will not be able to move your units out of that fund until the Tender Offer payment is received. Following the tender payment, all assets held in this temporary fund will automatically be transferred into the LifePath 2000 Fund, which is another investment fund in the Plan. The LifePath 2000 Fund invests in a diversified portfolio of equity securities, fixed income securities, and money market securities. After the cash is transferred to the LifePath 2000 Fund, you may call MasterWorks at 1-800-776-4015 to reinvest your money in other Plan investment funds.

If you elect to direct the Trustee to not tender your interest in the Univar Stock Fund, you will continue to hold units of the fund that holds Univar stock. Pakhoed is contractually obligated to follow the Tender Offer with a cash-out merger at $19.45 per share; however, this may not be completed for several months, thus delaying the receipt of the funds and your opportunity to reinvest your cash. Money received from the merger will be placed in another temporary fund pending reinvestment by the participants. Any Fund withdrawals made prior to the cash-out merger will be transacted at the current market price. The Univar Stock Fund will be terminated after the cash-out merger.






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The cash Tender Offer by Pakhoed will terminate on July 15, 1996, unless extended. However, your response to this offer is due no later than July 5, 1996. In the event another Tender Offer is received from a third party, you will receive additional correspondence regarding your alternative choices.

Please note that with respect to your interest in the Univar Stock Fund, you are not entitled to withdraw your instructions on whether or not Shares should be tendered once your instructions have been received by the Trustee. In addition, you may not instruct the Trustee to exercise dissenter's rights with respect to your interest in the Univar Stock Fund.

If the Trustee does not receive your response by July 5, 1996, the Trustee will decide whether or not to tender your interest in the Fund.

Please read the enclosed Offer Documents carefully before making your decision. Once you have completed the Response Card, please return it before the July 5 deadline in the postage-paid envelope provided. Although the Offer Documents list various delivery instructions and addresses for the tender response, your response will only be honored if mailed to the address on the postage paid envelope.

If you own Univar stock in addition to your interest in the Univar Stock Fund in the Uni$aver Plan, such as through the Employee Stock Purchase Plan, you will receive other Tender Offer packages for those Shares. Your decision on whether or not to tender those Shares will not affect your decision to tender or not tender your interest in the Univar Stock Fund, and vice versa. You must consider and address each tender offer package separately.






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BZW BARCLAYS GLOBAL INVESTORS
MASTERWORKS
IER Proxy Services
P.O.Box 7008
San Carlos, CA  94070-7008











ID Number:



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                        PARTICIPANTS IN THE UNI$AVER TAX
                            SAVINGS INVESTMENT PLAN
                                 (401(K) PLAN)
               Please read carefully the enclosed Offer Documents
                      INCLUDING THE MEMO FROM DREW MACAFEE
                         and indicate your response by
                        checking one of the boxes below:

YES
[ ] I elect to tender my interest attributable to Shares held in the Univar Stock Fund.

NO
[ ] I do not wish to tender my interest attributable to Shares held in the Univar Stock Fund.

                 YOUR RESPONSE MUST BE RECEIVED BY THE TRUSTEE
                   IN THE ENCLOSED ENVELOPE BY JULY 5, 1996.

         Dated: ______________, 1996

         Signature: ________________________

         The signature above constitutes acknowledgment of receipt of the Offer to Purchase dated June 7, 1996, the Schedule 14D-9 Solicitation/Recommendation Statement, a June 7, 1996 Letter from Univar's Chairman of the Board and CEO to Univar Shareholders, and a letter from Drew MacAfee relating to the cash Tender Offer for Univar stock (collectively, the "Offer Documents").



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                                 UNI$AVER PLAN
                                 RESPONSE CARD/
                                   LETTER OF
                                  TRANSMITTAL


                             TO TENDER PARTICIPANT
                            INTEREST ATTRIBUTABLE TO
                                 COMMON SHARES
                                       OF
                                     UNIVAR
                                  CORPORATION
                         HELD IN THE UNIVAR STOCK FUND
                            WITHIN THE UNI$AVER TAX
                            SAVINGS INVESTMENT PLAN
                                 (401(K) PLAN)
                                PURSUANT TO THE
                               OFFER TO PURCHASE
                               DATED JUNE 7, 1996
                                       BY
                              UC ACQUISITION CORP.
                           AN INDIRECT SUBSIDIARY OF
                               ROYAL PAKHOED N.V.